UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 1-36254

CUSIP NUMBER 05367P 10 0

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: September 30, 2014

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Avid Technology, Inc. (the “Company”) has restated its financial statements for the fiscal years ended December 31, 2011, 2010 and 2009 and for its quarterly periods ended September 30, 2012 and 2011, June 30, 2012 and 2011, and March 31, 2012 and 2011. The Company filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2013 on September 12, 2014, covering the above periods. Simultaneously, the Company also filed Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2013. On September 23, 2014, the Company filed a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and on October 20, 2014 the Company filed a Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

The work required both internally at the Company and by the Company's external auditors to file the above described Form 10-K and five Form 10-Qs within a six week period has resulted in the Company not being able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the "2014 Q3 10-Q") by the prescribed due date of November 10, 2014. The Company, however, fully intends to file the 2014 Q3 10-Q before November 17, 2014, which is before the fifth calendar date after the prescribed due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John W. Frederick	(978) 640-6789

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☐Yes	☒ No

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2014	By:	/s/ John W. Frederick
	Name:	John W. Frederick
	Title:	Executive Vice President, Chief Financial
Officer and Chief Administrative Officer